新世界發展有限公司
New World Development Company Limited

02 DEC -2 AM 8:32

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

November 18, 2002

02060122

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated November 15, 2002 in connection with the discloseable and connected transactions between the Company, New World Infrastructure Limited and Pacific Ports Company Limited in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

DESPATCH OF CIRCULARS IN RELATION TO DISCLOSEABLE, MAJOR AND CONNECTED TRANSACTIONS
ADDITIONAL FINANCIAL INFORMATION DISCLOSED IN THE CIRCULARS
PROPOSED CONSOLIDATION OF THE SHARES OF PACIFIC PORTS COMPANY LIMITED
BANK FINANCIAL COMMITMENT OF PACIFIC PORTS COMPANY LIMITED
CLARIFICATION RELATING TO A PRESS ARTICLE

The NWD Directors, the NWI Directors and the PPC Board are pleased to announce that the shareholders' circular of NWD (the "**NWD Circular**"), the shareholders' circular of NWI (the "**NWI Circular**") and the shareholders' circular of PPC (the "**PPC Circular**") will be despatched to the NWD Shareholders, the NWI Shareholders and the PPC Shareholders respectively on 18 November, 2002.

The NWI Directors set out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of the NWI Group immediately following Reorganisation; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the NWI Group immediately following Reorganisation; and (iii) a summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002 contained in the NWI Circular which is or may be price sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public.

The PPC Board sets out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the Enlarged PPC Group; (iii) the unaudited pro forma combined profit and loss account of the Enlarged PPC Group for the year ended 30 June, 2002; and (iv) the unaudited pro forma combined cash flow statement of the Enlarged PPC Group for the year ended 30 June, 2002 contained in the PPC Circular which is or may be price sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public. In addition, please refer to the summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002 which is set out in the section headed "Additional financial information disclosed in the NWI Circular" of this announcement as such information is also contained in the PPC Circular.

The PPC Board sets out below details of the proposal to consolidate the Existing PPC Shares and to change the board lot size following Completion. Furthermore, the PPC Board sets out below details of the bank financial commitment of PPC.

The NWD Directors, the NWI Directors and the PPC Board also wish to respond to a press article which appeared in the *Hong Kong Economic Times* on 14 November, 2002.

Reference is made to the announcement made jointly by NWD, NWI and PPC dated 21 October, 2002 (the "**Joint Announcement**") in relation to, inter alia, the acquisition of the Infrastructure Assets by PPC from NWI, the acquisition of the Services Assets by PPC from the NWS Shareholders and the distribution of the PPC Distribution Shares by NWI. Reference is also made to the announcement made jointly by NWD, NWI and PPC dated 11 November, 2002 regarding delay in the despatch of their respective shareholders' circulars. Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement.

DESPATCH OF THE NWD CIRCULAR

The NWD Directors are pleased to announce that the NWD Circular will be despatched to the NWD Shareholders on 18 November, 2002. The NWD Circular contains, inter alia, the advice of the NWD Independent Board Committee, the letter of advice from the independent financial adviser to the NWD Independent Board Committee and a notice convening the extraordinary general meeting of the NWD Shareholders. NWD Shareholders are advised to read the information contained in the NWD Circular carefully.

6. The audited consolidated net tangible asset value per NWI Share as at 30 June, 2002 is calculated based on 952,180,007 NWI Shares in issue as at the Latest Practicable Date.

7. The pro forma unaudited adjusted consolidated net tangible asset value per NWI Share immediately following the Reorganisation is calculated based on 952,180,007 NWI Shares in issue as at the Latest Practicable Date.

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED ASSETS AND LIABILITIES OF THE NWI GROUP IMMEDIATELY FOLLOWING REORGANISATION

The following is a statement of the unaudited pro forma adjusted assets and liabilities of the NWI Group immediately following the Reorganisation. It is based on the audited consolidated net assets of NWI as at 30 June, 2002 as set out in Part I of Appendix I of the NWI Circular, adjusted to reflect the effect of the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC, the conversion of all the Preference Shares and the Distribution.

DESPATCH OF THE NWI CIRCULAR

The NWI Directors are pleased to announce that the NWI Circular will be despatched to the NWI Shareholders on 18 November, 2002. The NWI Circular contains, inter alia, the advice of the NWI Independent Board Committee, the letter of advice from the independent financial adviser to the NWI Independent Board Committee and a notice convening the extraordinary general meeting of the NWI Shareholders. *NWI Shareholders are advised to read the information contained in the NWI Circular carefully.*

DESPATCH OF THE PPC CIRCULAR

The PPC Board is pleased to announce that the PPC Circular will be despatched to the PPC Shareholders on 18 November, 2002. The PPC Circular contains, inter alia, the advice of the PPC Independent Board Committee, the letter of advice from the independent financial adviser to the PPC Independent Board Committee, details of the Share Consolidation, the change in board lot size, arrangements for trading of odd lots and exchange of share certificates and the timetable for implementation thereof together with a notice convening the SGM. PPC Shareholders are advised to read the information contained in the PPC Circular carefully.

ADDITIONAL FINANCIAL INFORMATION DISCLOSED IN THE NWI CIRCULAR

The NWI Directors set out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of *the NWI Group immediately following Reorganisation*; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the NWI Group immediately following Reorganisation; and (iii) a summary of the financial indicators of the PPC Group and the Enlarged PPC Group post-Reorganisation for the year ended 30 June, 2002 contained in the NWI Circular which is or may be price sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public.

PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE NWI GROUP IMMEDIATELY FOLLOWING REORGANISATION

The following is a statement of the pro forma unaudited adjusted consolidated net tangible assets of the NWI Group immediately following Reorganisation. It is based on the audited net tangible assets of the NWI Group as at 30 June, 2002, adjusted to reflect the effect of the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC, the conversion of all the Preference Shares and the Distribution.

		HK$'000
Audited consolidated net assets of the NWI Group as at 30 June, 2002		11,962,644
Less:	Deferred expenditure and goodwill *(Note 1)*	(85,890)
Audited consolidated net tangible assets of the NWI Group as at 30 June, 2002		11,876,754
Add:	Cash Consideration to be received from PPC and the release of obligations under the BOC Loan *(Note 2)*	9,431,411
Less:	Carrying value of the Infrastructure Assets to be disposed of to PPC *(Note 3)*	(9,070,338)
	Estimated expenses relating to the Reorganisation	(35,000)
	Change in the net tangible asset value of the Enlarged PPC Group to be held by the NWI Group immediately following the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares *(Note 4)*	(1,163,377)
	Distribution of net tangible asset value of the Enlarged PPC Group to shareholders *(Note 5)*	(2,389,724)
Pro forma unaudited adjusted consolidated net tangible assets of the NWI Group immediately following the Reorganisation		8,649,726
Audited consolidated net tangible asset value per NWI Share as at 30 June, 2002 *(Note 6)*		HK$12.47
Pro forma unaudited adjusted consolidated net tangible asset value per NWI Share immediately following the Reorganisation *(Note 7)*		HK$9.08

Notes:

1. This includes deferred expenditure of HK$50,997,000 (as shown under non-current assets) and goodwill on acquisitions of associated companies of HK$34,893,000 (as included under associated companies).

2. This represents the aggregate amount of Cash Consideration of HK$8,545,000,000 to be paid by PPC and undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000 by PPC for the disposal of Infrastructure Assets to PPC.

3. *The carrying value of the* Infrastructure Assets includes the book value of the Infrastructure Assets of HK$9,024,162,000 and the borrowing costs capitalised by the NWI Group of HK$46,176,000 relating to the financing of the qualifying investments in Tangjin Highway Companies.

4. This represents the change in share of net tangible assets of the PPC Group held by the NWI Group as at 30 June, 2002 of HK$3,553,101,000 and *share of net tangible assets* of the Enlarged PPC Group immediately before the Distribution of HK$2,389,724,000.

5. This represents distribution in specie of net tangible asset value of the Enlarged PPC Group held by the NWI Group immediately before Distribution to the NWI Shareholders.

	The NWI Group	Adjustments	Note	Adjustments (Disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares)	Note	Adjustments (Disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares)	Note	Adjustments	Note	The NWI Group before Distribution	Adjustments (The Distribution)	Note	Adjustments (The Distribution)	Note	The NWI Group after Distribution
	HK$'000	*HK$'000*		*HK$'000*		*HK$'000*		*HK$'000*		*HK$'000*	*HK$'000*		*HK$'000*		*HK$'000*
Non-current assets															
Deferred expenditure	50,997									50,997					50,997
Associated companies	2,763,858					(730,677)	3			2,033,181					2,033,181
Investment in PPC	-					3,587,994	3	864,513	3	4,452,507	493,564	5	(4,946,071)	5	-
Jointly controlled entities	10,837,603			(6,607,719)	2	(2,357,125)	3			1,872,759					1,872,759
Fixed assets	7,493,158			(5,657,627)	2	(272,189)	3			1,563,342					1,563,342
Amount due from PPC	-	790,151	1							790,151					790,151
Other non-current assets	2,048,363					(3,027)	3			2,045,336					2,045,336
Total non-current assets	23,193,979									12,808,273					8,355,766
Current assets															
Amount due from PPC	-	96,260	1							96,260					96,260
Pledged deposits	838,666									838,666					838,666
Bank balances and cash	956,408	8,545,000	1	(352,182)	2	(349,331)	3			8,799,895					8,799,895
Other current assets	2,634,818			(296,726)	2	(6,091)	3			2,332,001					2,332,001
Total assets	27,623,871									24,875,095					20,423,588
Current liabilities															
Creditors and accruals	(1,257,892)			681,100	2	19,627	3	(35,000)	4	(592,165)					(592,165)
Current portion of long term liabilities	(2,236,935)			2,336	2					(2,234,599)					(2,234,599)
Other current liabilities	(1,103,713)			87,269	2	71	3			(1,016,373)					(1,016,373)
Total current liabilities	(4,598,540)									(3,843,137)					(3,843,137)
Non-current liabilities	(9,134,642)			1,397,339	2	12,489	3			(7,724,814)					(7,724,814)
Total liabilities	(13,733,182)									(11,567,951)					(11,567,951)
Minority interests	(1,928,045)			1,675,872	2	98,259	3			(153,914)					(153,914)
Net assets	11,962,644									13,153,230					8,700,723

Notes:

1. This represents the total consideration for the disposal of the Infrastructure Assets to PPC which includes:

   (i) Cash Consideration of HK$8,545,000,000; and

   (ii) amount due from PPC of HK$886,411,000 for the onward repayment of the principal and interest outstanding from NWCI under the BOC Loan to be undertaken by PPC. Of this amount, HK$96,260,000 is receivable within one year and is included in current assets and HK$790,151,000 receivable after one year is included in non-current assets.

2. *These represent the carrying values* of assets and liabilities of the Infrastructure Assets to be disposed of to PPC.

3. Immediately after the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares but before the Distribution, the NWI Group will hold 5,591,617,549 PPC Shares (equivalent to approximately 31.40% of the issued ordinary share capital of PPC), being the aggregate number of the 1,544,976,000 PPC Shares held by the NWI Group as at the Latest Practicable Date, 852,987,243 PPC Shares to be received as consideration for the disposal of the Infrastructure Assets to PPC and 3,193,654,306 PPC Shares to be received upon the conversion of all the Preference Shares.

   As a *result of the dilution* of interest from 75% to approximately 31.40% in the ordinary issued share capital of PPC immediately before the Distribution, PPC ceases to be accounted for as a subsidiary of NWI and the carrying values of assets and liabilities of the PPC Group of HK$3,587,994,000 (net) previously included in the consolidated accounts of NWI as at 30 June, 2002 are deducted from the assets and liabilities of the NWI Group. The net assets of the PPC Group held by the NWI Group of HK$4,452,507,000, being 31.40% of net assets of the PPC Group *immediately before the Distribution, is accounted for as an investment in PPC.*

4. This represents the estimated expenses to be incurred relating to the Reorganisation.

5. This represents distribution in specie of all the *PPC Shares held by the NWI Group immediately before the Distribution. The amount of dividend of* HK$4,946,071,000 represents the carrying value of net assets of the PPC Group of HK$4,452,507,000 and goodwill on acquisition previously taken to reserves of HK$493,564,000.

2

The following is a summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002. The pro forma figures set out below in respect of the Enlarged PPC Group are derived from the audited financial statements of the PPC Group and the NWS Group and the audited pro forma financial statements of the Infrastructure Assets set out in appendices I and II of the PPC Circular and the unaudited pro forma financial information of the Enlarged PPC Group set out in appendix III of the PPC Circular. The unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group for the year ended 30 June, 2002 after certain significant adjustments for the Reorganisation as detailed in note (2) of the table below is approximately HK$854 million. This amount is stated after charging certain significant non-recurring items which include impairment losses of fixed assets of approximately HK$145 million and net loss on disposal of subsidiaries and jointly controlled entities of approximately HK$72 million. Had these significant non-recurring items been excluded, the unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group after the Reorganisation adjustments would have been approximately HK$1,071 million.

	PPC Group *HK$'000*	Enlarged PPC Group *HK$'000*	Multiple *(Times)*
Turnover	125,057	12,408,532	99.2x
Profit attributable to shareholders before adjustments	143,945	1,636,727[1]	11.4x
Profit attributable to shareholders after adjustments	n/a	853,918[2]	n/a
Cash Earnings	378,176	2,135,926	5.6x
Adjusted EBITDA	450,560	3,052,990	6.8x
Total assets	3,817,121	37,195,742	9.7x
Cash Earnings per PPC Share (HK$/share)	HK$0.072[3]	HK$0.120[4]	1.7x
Net (Cash)/Debt[5]	(349,331)	9,122,081	n/a
Net Debt to Total Capitalisation[6]	n/a	34.1%	n/a
Adjusted EBITDA/Adjusted Interest Expense	n/a	6.2x[7]	n/a
Total Debt[8]/Adjusted EBITDA	n/a	3.7x	n/a

Notes:

(1) The unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the profit attributable to shareholders of the NWS Group, the Sale Group Companies, the Tangjin Highway Companies and the PPC Group for the year ended 30 June, 2002.

(2) This represents the unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group after certain significant adjustments for the Reorganisation, including (i) annual amortisation charge of goodwill from the acquisition of NWS of approximately HK$327 million; (ii) annual interest expense and other incidental borrowing costs of approximately HK$294 million on the estimated HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group; (iii) increase in annual depreciation charge and decrease in share of results of jointly controlled entities of approximately HK$5 million and HK$81 million, respectively, as a result of the adjustments to the carrying values of the Infrastructure Assets; and (iv) annual corporate expenses of approximately HK$76 million to be incurred by the Enlarged PPC Group for the management of the Infrastructure Assets. Details of the above adjustments are set out in part 3 of appendix III of the PPC Circular.

(3) Cash Earnings per PPC Share of the PPC Group (as enlarged by the conversion of all the Preference Shares) for the year ended 30 June, 2002 is calculated based on 5,253,622,306 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

(4) The pro forma Cash Earnings per PPC Share of the Enlarged PPC Group immediately following Completion is calculated based on 17,807,590,018 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus the 12,553,967,712 PPC Shares to be issued for the disposal of the Infrastructure Assets Disposal and the Services Assets Acquisition and 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

(5) Net Debt equals Total Debt less bank balances and cash. Net Cash equals bank balances and cash less Total Debt.

(6) Total Capitalisation equals Total Debt plus net assets.

(7) The pro forma Adjusted Interest Expense of the Enlarged PPC Group equals combined finance costs of the Enlarged PPC Group as stated in Part 3 of appendix III of the PPC Circular plus interest expense and other incidental borrowing costs of approximately HK$294 million on the estimated HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group, as stated in part 3 note 1(ii) of appendix III of the PPC Circular.

(8) Total Debt equals bank loans and overdrafts plus long term liabilities (both current and non-current portions) plus amount due to NWI (both current and non-current portions) less loans from minority shareholders of subsidiaries.

ADDITIONAL FINANCIAL INFORMATION DISCLOSED IN THE PPC CIRCULAR

The PPC Board sets out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the Enlarged PPC Group; (iii) the unaudited pro forma combined profit and loss account of the Enlarged PPC Group for the year ended 30 June, 2002; and (iv) the unaudited pro forma combined cash flow statement of the Enlarged PPC Group for the year ended 30 June, 2002 contained in the PPC Circular which is or may be price sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public. In addition, please refer to the summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002 which is set out in the section headed "Additional Financial information disclosed in the NWI Circular" of this announcement as such information is also contained in the PPC Circular.

pro forma combined net assets of the Sale Group Companies and Tangjin Highway Companies as at 30 June, 2002 (as set out in Part I of Appendix I to the PPC Circular), adjusted to reflect the effect of the Infrastructure Assets Acquisition and the Services Assets Acquisition.

	The PPC Group *HK$'000*	The NWS Group *HK$'000*	Infra-structure Assets *HK$'000*	Infrastructure Assets Acquisition Adjustments *HK$'000*	Note	Infrastructure Assets Acquisition Adjustments *HK$'000*	Note	Services Assets Acquisition Adjustments *HK$'000*	Note	Other adjustments Adjustments *HK$'000*	Note	The Enlarged PPC Group *HK$'000*
Non-current assets												
Goodwill	659	–	–					6,534,480	3			6,535,139
Fixed assets	272,189	4,188,664	5,657,627			(32,724)	2(iv)					10,085,756
Jointly controlled entities	2,078,102	279,454	6,561,543			1,235,562	2(iv)					10,154,661
Associated companies	992,612	1,114,049	–									2,106,661
Related companies	–	228,061	–									228,061
Amount due from the NWI Group	–	–	351,546			(351,546)	2(ii)					–
Total non-current assets	3,343,562	5,810,228	12,570,716									29,110,278
Bank balances and cash	349,331	2,639,254	352,182	7,600,000	1	(8,545,000)	2(i)	(89,615)	3	(55,018)	4	2,251,134
Other current assets	124,228	5,413,376	296,726									5,834,330
Total assets	3,817,121	13,862,858	13,219,624									37,195,742
Current liabilities												
Amount due to NWI	–	–	–			(96,260)	2(iii)					(96,260)
Dividend payable	(55,018)	–	–							55,018	4	–
Bank loans and overdrafts	–	(823,567)	–	(7,000,000)	1							(7,823,567)
Current portion of long-term liabilities	–	(349,972)	(2,336)									(352,308)
Other current liabilities	(19,696)	(6,580,906)	(768,369)							(23,000)	5	(7,391,971)
Total current liabilities	(74,714)	(7,754,445)	(770,705)									(15,664,106)
Non-current liabilities												
Long-term liabilities	–	(1,577,751)	(1,153,479)	(600,000)	1							(3,331,230)
Amount due to NWI	–	–	–			(790,151)	2(iii)					(790,151)
Amounts due to the NWI Group	–	–	(7,253,623)			7,253,623	2(ii)					–
Other non-current liabilities	–	(49,787)	(243,860)									(293,647)
Total liabilities	(74,714)	(9,381,983)	(9,421,667)									(20,079,134)
Minority interests	(25,005)	(12,355)	(1,675,872)									(1,713,232)
Net assets	3,717,402	4,468,520	2,122,085									15,403,376

Notes:

Adjustments in respect of the Infrastructure Assets Acquisition:

1. This represents HK$7,000,000,000 one-year short-term bank loans and HK$600,000,000 long-term bank loans to be drawn down by the Enlarged PPC Group to finance part of the Cash Consideration.

2. These adjustments include the following:

   (i) the payment of Cash Consideration of HK$8,545,000,000 to NWI;

   (ii) the elimination of the net amounts due to the NWI Group of HK$6,902,077,000 as at 30 June, 2002 to be assigned from the NWI Group;

   (iii) the recognition of obligations under the undertaking given by the Enlarged PPC Group for the repayment of the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000, of which HK$96,260,000 due within one year is included in current liabilities and HK$790,151,000 due after one year is included in non-current liabilities; and

   (iv) the adjustments to the carrying values of the Infrastructure Assets to their respective fair values with reference to the valuation on the Infrastructure Assets as at 30 June, 2002 prepared by Sallmanns.

Adjustments in respect of the Services Assets Acquisition:

3. These represent goodwill on acquisition and the payment of cash dividend by NWS, details of which are set out in note 3 of the section headed "Pro Forma Statement of Unaudited Adjusted Consolidated Net Tangible Assets of the Enlarged PPC Group" above.

Other adjustments:

4. This represents the payment of Preference Shares dividend of HK$55,018,000.

5. This represents estimated expenses relating to the Acquisitions.

UNAUDITED PRO FORMA COMBINED PROFIT AND LOSS ACCOUNT OF THE ENLARGED PPC GROUP FOR THE YEAR ENDED 30 JUNE, 2002

3

PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE ENLARGED PPC GROUP

The following is a statement of the pro forma unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group immediately following Completion. It is based on the audited consolidated net tangible assets of the PPC Group as at 30 June, 2002, adjusted to reflect the effect of the Infrastructure Assets Acquisition and the Services Assets Acquisition.

		HK$'000
Audited consolidated net assets of the PPC Group as at 30 June, 2002		3,717,402
Less:	Goodwill *(Note 1)*	(35,551)
Audited consolidated net tangible assets of the PPC Group as at 30 June, 2002		3,681,851
Add:	Value of the Infrastructure Assets and NWS to be acquired pursuant to the Acquisitions *(Note 2)*	21,140,385
Less:	Goodwill on acquisitions *(Note 3)*	(6,534,480)
	Payment for Cash Consideration and undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan *(Note 2(i))*	(9,431,411)
	Goodwill/negative goodwill of NWS (Note 4)	56,043
	Estimated expenses relating to the Acquisitions	(23,000)
Pro forma unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group immediately following Completion		8,889,388
Audited consolidated net tangible asset value per PPC Share as at 30 June, 2002 *(Note 5)*		HK$1.79
Audited consolidated net tangible asset value per PPC Share (as enlarged by the conversion of all the Preference Shares) as at 30 June, 2002 *(Note 6)*		HK$0.70
Pro forma unaudited adjusted consolidated net tangible asset value per PPC Share immediately following Completion *(Note 7)*		HK$0.50

Notes:

1. This includes goodwill on acquisitions of subsidiaries of HK$659,000 (as shown under non-current assets) and goodwill on acquisitions of associated companies of HK$34,892,000 (as included under associated companies).

2. The value of the Infrastructure Assets and NWS to be acquired pursuant to the Acquisitions represents the aggregate cost of Acquisitions which includes the following:

   (i) Consideration of HK$10,227,000,000 comprising Cash Consideration of HK$8,545,000,000, undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000 and approximately 853 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share for the Infrastructure Assets Acquisition; and

   (ii) Consideration of HK$10,913,385,000 for the Services Assets Acquisition which is to be satisfied by approximately 11,701 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share.

   For the purposes of the preparation of these Pro Forma Statements, the Issue Price of approximately HK$0.9327 per PPC Share has been used to determine the fair value of the PPC Shares to be issued as part of the cost of Acquisitions. Upon Completion, the Acquisitions would be accounted for in accordance with Statement of Standard Accounting Practice 30 "Business combinations" issued by the Hong Kong Society of Accountants.

3. The goodwill represents the excess of the cost of acquisition of 100% equity interest of NWS of HK$10,913,385,000 over the unaudited adjusted consolidated net asset value of NWS of HK$4,378,905,000. The unaudited adjusted consolidated net asset value of NWS is calculated based on the audited consolidated net asset value of NWS as at 30 June, 2002 of HK$4,468,520,000 as adjusted for the payment of cash dividend by NWS of HK$89,615,000 before Completion.

4. This represents goodwill/negative goodwill on acquisitions of associated companies as included under associated companies of the audited consolidated financial statements of NWS as at 30 June, 2002.

5. The audited consolidated net tangible asset value per PPC Share as at 30 June, 2002 is calculated based on 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date.

6. The audited consolidated net tangible asset value per PPC Share (as enlarged by the conversion of all the Preference Shares) as at 30 June, 2002 is calculated based on 5,253,622,306 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

7. The pro forma unaudited adjusted consolidated net tangible asset value per PPC Share immediately following Completion is calculated based on 17,807,590,018 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus the 12,553,967,712 PPC Shares to be issued for the Acquisitions and 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED ASSETS AND LIABILITIES OF THE ENLARGED PPC GROUP

The following is a statement of the unaudited pro forma adjusted assets and liabilities of the Enlarged PPC Group immediately following Completion. It is based on the audited consolidated net assets of PPC as at 30 June, 2002 (as set out in Part 1 of Appendix II to the PPC Circular), audited consolidated net assets of NWS as at 30 June, 2002 (as set out in Part 2 of Appendix I to the PPC Circular) and audited

[illegible] forma combined profit and loss account of the Enlarged PPC Group for the year ended 30 June, 2002 as set out below is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the audited consolidated profit and loss accounts of PPC and NWS and audited pro forma combined profit and loss account of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June, 2002.

	The PPC Group HK$'000	The NWS Group HK$'000	Infrastructure Assets HK$'000	The Enlarged PPC Group HK$'000
Turnover	125,057	11,666,265	617,210	12,408,532
Operating (loss)/profit	(209,727)	1,059,260	255,806	1,105,339
Finance costs	(2,930)	(82,288)	(114,208)	(199,426)
Share of results of				
Jointly controlled entities	165,349	93,440	579,550	838,339
Associated companies	260,707	55,558	–	316,265
Profit before taxation	213,399	1,125,970	721,148	2,060,517
Taxation	(67,162)	(193,142)	(72,118)	(332,422)
Profit after taxation	146,237	932,828	649,030	1,728,095
Minority interests	(2,292)	(84,091)	(4,985)	(91,368)
Profit attributable to shareholders	143,945	848,737	644,045	1,636,727

Notes:

1. The unaudited pro forma combined profit and loss account of the Enlarged PPC Group is provided for information only and does not take into account the financial effect of the following expenses/charges to be incurred/recognised in the profit and loss account of the Enlarged PPC Group after the Reorganisation:

   (i) annual amortisation charge of goodwill on the Services Assets Acquisition of approximately HK$326,724,000 which is calculated based on the goodwill on the Services Assets Acquisition of HK$6,534,480,000 and to be amortised over its estimated useful life of 20 years;

   (ii) annual interest expense and other incidental borrowing costs of approximately HK$293,848,000 on the HK$7,600,000,000 new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group;

   (iii) increase in annual depreciation charge and decrease in share of results of jointly controlled entities of approximately HK$5,102,000 and HK$81,135,000 respectively as a result of the adjustments to the carrying values of the Infrastructure Assets as detailed in note 2(iv) of the section headed "Unaudited Pro Forma Statement of Adjusted Assets and Liabilities of the Enlarged PPC Group" above; and

   (iv) annual corporate expenses of approximately HK$76,000,000 to be incurred by the Enlarged PPC Group for the management of the Infrastructure Assets.

2. Below is a summary of selected unaudited segment information of the Enlarged PPC Group for the year ended 30 June, 2002 which is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the financial information as extracted from the audited consolidated financial statements of PPC and NWS and audited pro forma combined financial information of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June, 2002.

	Facilities services HK$'000	Contracting and engineering services HK$'000	Transportation services HK$'000	Energy and water treatment HK$'000	Toll roads and bridges HK$'000	Port related business HK$'000	Others HK$'000	Elimination HK$'000	The Enlarged PPC Group HK$'000
External sales	1,838,189	8,134,148	1,650,131	42,171	575,039	125,057	43,797	–	12,408,532
Inter-segmental sales	190,407	944,421	–	–	–	–	13,671	(1,148,499)	–
Total turnover	2,028,596	9,078,569	1,650,131	42,171	575,039	125,057	57,468	(1,148,499)	12,408,532
Segment results	340,158	411,914	214,117	26,306	229,500	6,325	68,397	–	1,296,717
Share of results of									
Jointly controlled entities	21,189	73,749	–	400,645	178,905	165,349	(1,498)	–	838,339
Associated companies	(703)	35,894	4,681	–	–	260,707	15,686	–	316,265
Capital expenditure	119,624	143,637	383,711	–	6,195	24,153	42,629	–	719,949
Depreciation	34,254	104,236	210,135	–	212,617	38,935	5,791	–	605,968
Amortisation charge	–	–	1,377	16,323	1,534	16	(17,109)	–	2,141

UNAUDITED PRO FORMA COMBINED CASH FLOW STATEMENT OF THE ENLARGED PPC GROUP FOR THE YEAR ENDED 30 JUNE, 2002

The unaudited pro forma combined cash flow statement of the Enlarged PPC Group for the year ended 30 June, 2002 is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the audited consolidated cash flow statements of PPC and NWS and audited pro forma combined cash flow statement of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June, 2002.

	The PPC Group HK$'000	The NWS Group HK$'000	Infrastructure Assets HK$'000	The Enlarged PPC Group HK$'000
Net cash inflow from operating activities	22,750	1,328,197	391,386	1,742,333
Returns on investments and servicing of finance				
Interest received	5,117	77,802	194,077	276,996
Interest paid	(222)	(81,938)	(54,082)	(136,242)
Interest element of finance lease rental payments	-	(350)	-	(350)
Dividends received from jointly controlled entities	184,450	46,455	477,717	708,622
Dividends received from associated companies	155,498	27,198	-	182,696
Dividends paid	(175,077)	(433,333)	(550,000)	(1,158,410)
Dividends paid to minority interest	-	(88,920)	-	(88,920)
Net cash inflow/(outflow) from returns on investments and servicing of finance	169,766	(453,086)	67,712	(215,608)
Taxation				
Hong Kong profits tax paid	-	(83,861)	-	(83,861)
Overseas tax paid	(117)	(2,940)	(18,858)	(21,915)
Total taxation paid	(117)	(86,801)	(18,858)	(105,776)
Investing activities				
Deposits for and purchase of fixed assets	(24,153)	(689,601)	(4,191)	(717,945)
(Increase)/decrease in loans to associated companies and jointly controlled entities	(10,953)	34,135	-	23,182
Decrease in amounts due from jointly controlled entities	-	-	462,338	462,338
Increase in investments in jointly controlled entities and associated companies	-	(209,301)	-	(209,301)
Increase in short-term deposits maturing after three months	-	-	(150,000)	(150,000)
Uplift of short-term deposits maturing after three months	-	-	131,339	131,339
Deconsolidation of subsidiaries	(81,186)	-	-	(81,186)
Disposal of subsidiaries and partial disposal of jointly controlled entities	229,820	-	-	229,820
Purchase of subsidiaries	-	(13,851)	-	(13,851)
Acquisition of additional interests in subsidiary companies	-	(3,404)	-	(3,404)
Acquisition of an associated company	(128,745)	-	-	(128,745)
Sale of fixed assets	532	19,230	490	20,252
Net cash (outflow)/inflow from investing activities	(14,685)	(862,792)	439,976	(437,501)
Net cash inflow/(outflow) before financing	177,714	(74,482)	880,216	983,448
Financing				
Decrease in amounts due to the NWI Group	-	-	(981,193)	(981,193)
Capital elements of finance leases	-	(1,964)	-	(1,964)
Contributions from minority interests	-	66	-	66
New long-term bank and other loans	11,220	1,187,946	129,230	1,328,396
Repayment of long-term bank and other loans	(1,572)	(337,366)	-	(338,938)
Net cash inflow/(outflow) from financing	9,648	848,682	(851,963)	6,367
Increase in cash and cash equivalents	187,362	774,200	28,253	989,815
Cash and cash equivalents at beginning of year	161,969	1,041,487	173,929	1,377,385
Cash and cash equivalents at end of year	349,331	1,815,687	202,182	2,367,200

SHARE CONSOLIDATION

The PPC Board announced in the Joint Announcement that, inter alia, it was considering a proposal to consolidate the Existing PPC Shares after Completion.

After further consideration of the proposal, the PPC Board has proposed to consolidate every 10 Existing PPC Shares (both issued and unissued) into one Consolidated Share after Completion and after the satisfaction of all the other conditions to the Share Consolidation as set out below. On such basis, the approximately 17,807,590,000 Existing PPC Shares which will be in issue after Completion will be consolidated into approximately 1,780,759,000 Consolidated Shares (assuming that none of the options granted, or which may be granted, under PPC's share option schemes are exercised and that there is no further issue of shares in PPC before then). The Consolidated Shares will be credited as fully-paid, ranking pari passu in all respects to each other and have the rights and privileges and are subject to the restrictions contained in PPC's bye-laws. Upon the Share Consolidation becoming effective, the then authorised share capital of PPC will be HK$2,400,000,000 divided into 2,400,000,000 Consolidated Shares.

to and including 14 March, 2003 at the office of Standard Registrars Limited, the Hong Kong branch share registrars of PPC, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. Thereafter, share certificates for Existing PPC Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such other amount as may from time to time be prescribed by the Stock Exchange) for each share certificate for Existing PPC Shares cancelled or each new share certificate for Consolidated Shares issued, whichever number of certificates cancelled/issued is greater. Nevertheless, certificates for the Existing PPC Shares will continue to be good evidence of legal title and may be exchanged for certificates for the Consolidated Shares at any time.

To distinguish the new share certificates from the existing share certificates (light blue in colour) for the Existing PPC Shares, the new share certificates issued under the new name of PPC will be in a different colour. Unless otherwise instructed, new share certificates will be issued under the new name of PPC in the board lots of 1,000 Consolidated Shares.

It is expected that new share certificates for Consolidated Shares issued under the new name of PPC will be available for collection 10 business days after the date of submission of existing share certificates for Existing PPC Shares to Standard Registrars Limited for exchange. If PPC Shareholders are able to lodge their certificates for Existing PPC Shares with Standard Registrars Limited during normal business hours on 4 February, 2003, new certificates for Consolidated Shares in the new name of PPC are expected to be available for collection during normal business hours on 18 February, 2003.

EXPECTED TIMETABLE FOR SHARE CONSOLIDATION

	2002
Latest time for lodging forms of proxy for the SGM	10:30 a.m. on Tuesday, 10 December
SGM to be held at	10:30 a.m. on Thursday, 12 December
	2003
Date of Completion	Wednesday, 15 January
Effective date of the Change of Name	on or before Thursday, 30 January
Effective date of the Share Consolidation	Tuesday, 4 February
Dealings in Consolidated Shares commence	9:30 a.m. on Tuesday, 4 February
Existing counter for trading in board lots of 2,000 Existing PPC Shares closes	9:30 a.m. on Tuesday, 4 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. on Tuesday, 4 February
First day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Tuesday, 4 February
Existing counter for trading in board lots of 1,000 Consolidated Shares (in the form of new share certificates) re-opens	9:30 a.m. on Tuesday, 18 February
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) commences	9:30 a.m. on Tuesday, 18 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. on Tuesday, 11 March
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) ends	4:00 p.m. on Tuesday, 11 March
Last day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Friday, 14 March

The above expected timetable is prepared on the assumptions that the relevant resolutions are passed at the SGM, Completion will take place on 15 January, 2003 and the Change of Name will become effective on or before 30 January, 2003. The above expected timetable is therefore indicative only and is subject to change. A further announcement will be made in the event of any such change.

BANK FINANCIAL COMMITMENT OF PPC

In order to finance part of the Cash Consideration, PPC entered into a commitment letter with a syndicate of banks on 6 November, 2002. The commitment letter provides for a HK$7 billion short-term facility for one year.

The formal loan documentation is expected to be entered into in December 2002 after the Infrastructure Assets Acquisition and the Services Assets Acquisition have been approved by the Independent PPC Shareholders at the SGM. All the funds available under this bridging facility will be used to finance part of the Cash Consideration. The balance of the Cash Consideration is expected to be met by PPC's internal resources and other bank borrowings of HK$600 million.

CLARIFICATION RELATING TO A PRESS ARTICLE

Reference is made to a press article which appeared in the Hong Kong Economic Times on 14 November, 2002 (the "Article"). The Article reported that a PRC State Council's directive of 10 September, 2002 (the "Directive") regarding the withdrawal of the policy of guaranteed investment return extended to foreign investors in respect of infrastructure projects would have an impact on the financial position of the NWI Group and the PPC Group.

It is the understanding of the NWI Directors that the Directive does not promulgate any new policy but only urges the local government authorities to resolve the issue of guaranteed investment return extended to foreign investors in respect of infrastructure projects promptly. The Directive was issued pursuant to the State Council's policy which has been in place since 1998. The Directive provides that the practice of extending guaranteed investment return to foreign investors in respect of infrastructure projects should be rectified by the end of December 2002. It is intended that NWI will proceed to rectify all such arrangements as soon as practicable.

Under the Share Consolidation, every 10 issued Existing PPC Shares registered in the name of each PPC Shareholder on the register of members of PPC upon the opening of business on the Effective Date will constitute one Consolidated Share. Any fractional entitlements to the Consolidated Shares to be issued will be aggregated and sold by an agent appointed by the PPC Board for that purpose and the net proceeds of each sale (after deduction of the expenses of such sale) will be paid to PPC for the benefit of PPC.

CONDITIONS OF THE SHARE CONSOLIDATION

The Share Consolidation is conditional upon:

(a) the passing by the PPC Shareholders at the SGM of an ordinary resolution approving the Share Consolidation;

(b) Completion and the Distribution having taken place;

(c) the Stock Exchange granting approval of the listing of, and permission to deal in, the Consolidated Shares; and

(d) (if the Change of Name is approved by the PPC Shareholders at the SGM) the Change of Name becoming effective.

Subject to the fulfilment of all the conditions set out above, the Share Consolidation will: (i) if the special resolution to approve the Change of Name as set out in the notice of the SGM (contained in the PPC Circular) is passed, take effect on such date (currently expected to be 4 February, 2003) as the PPC Board will determine and announce by way of issuing a further announcement, provided that such date will not be earlier than the date when the Change of Name becomes effective; or (ii) if the special resolution to approve the Change of Name as set out in the notice of the SGM (contained in the PPC Circular) is not passed, take effect on the ninth business day following the date on which the last of the above conditions (except the condition relating to the Change of Name) is fulfilled (or such other date as the PPC Board may determine and announce by way of a further announcement), as the case may be. Application will be made to the Listing Committee of the Stock Exchange for approving the listing of, and permission to deal in, the Consolidated Shares in issue upon the Share Consolidation becoming effective.

TRADING ARRANGEMENT FOR CONSOLIDATED SHARES

Subject to the Share Consolidation becoming unconditional and effective (assuming that the PPC Shareholders approve the Change of Name and the Change of Name becomes effective on or before 30 January, 2003), dealings in the Consolidated Shares are expected to commence on 4 February, 2003 and the arrangements proposed for dealings in Consolidated Shares will be as follows:

- From 9:30 a.m. on 4 February, 2003, the existing counter for trading Existing PPC Shares in board lots of 2,000 Shares will be removed temporarily and a temporary counter for trading in the Consolidated Shares represented by existing share certificates in board lots of 200 Consolidated Shares will be set up. Accordingly, 10 Existing PPC Shares will be deemed to represent one Consolidated Share. Existing share certificates may only be traded at this counter.
- With effect from 18 February, 2003, the existing counter will be re-opened for trading in board lots of 1,000 Consolidated Shares. Only new share certificates for Consolidated Shares can be traded at this counter.
- During the period from 18 February, 2003 to 11 March, 2003 (both dates inclusive), there will be parallel trading at the above two counters.
- The temporary counter for trading in board lots of 200 Consolidated Shares represented by existing share certificates will be removed after close of trading on 11 March, 2003. Thereafter, trading will be in board lots of 1,000 Consolidated Shares represented by new share certificates only and existing share certificates will cease to be acceptable for dealing purposes. However, such certificates will continue to be good evidence of legal title to the Consolidated Shares on the basis of 10 Existing PPC Shares for one Consolidated Share and may be exchanged for new certificates for Consolidated Shares as described below (fractional entitlements to the Consolidated Shares being ignored).

CHANGE OF BOARD LOT SIZE AND TRADING ARRANGEMENT FOR ODD LOTS

The Existing PPC Shares are at present traded in board lots of 2,000 Existing PPC Shares. The board lot size for trading on the Stock Exchange will be changed to 1,000 Consolidated Shares upon the Share Consolidation becoming effective.

In order to alleviate the difficulties arising from the existence of odd lots of Consolidated Shares, PPC has made arrangements, during the period commencing on 18 February, 2003 and ending on 11 March, 2003 (both dates inclusive), for a broker to stand in the market to match, on a "best efforts" basis, the sales and purchases of odd lots of Consolidated Shares at the relevant market price per Consolidated Share. BOCI Securities Limited has been appointed as such broker and has opened a securities trading account for this purpose. Holders of odd lots of Consolidated Shares who wish to use this facility either to dispose of or to top up their odd lots may contact Mr. Hang Kwong Lam or Mr. Law Pak Hong of BOCI Securities Limited at (852) 2867 6635 through their brokers during the period commencing on 18 February, 2003 and ending on 11 March, 2003. Such holders are reminded that in order to effect the transactions, they will have to lodge with such broker the relevant share certificate(s) and duly signed and completed transfer form(s) and, if any, documents of title. Holders of odd lots of Consolidated Shares should note that the matching of the sale and purchase of odd lots of Consolidated Shares is not guaranteed.

The Share Consolidation and the change of board lot size will not, on their own, result in any change in the relative rights of the PPC Shareholders.

NEW SHARE CERTIFICATES

Subject to the Share Consolidation becoming effective on 4 February, 2003, PPC Shareholders may exchange their existing share certificates for Existing PPC Shares for new share certificates for Consolidated Shares to be issued under the new name of PPC on the basis of 10 Existing PPC Shares for one Consolidated Share from 4 February, 2003 (assuming the resolution approving the Change of Name will be passed and the Change of Name will become effective on or before 30 January, 2003). This may be done, free of charge, up

The consolidated profit and loss account of the NWI Group for the year ended 30 June, 2002 included the attributable interests of the actual operating results of those Infrastructure Assets which carry guaranteed investment return rather than the results based on guaranteed investment return. As such, the Directive would not have any impact on the financial position of the NWI Group prior to completion of the Reorganisation or in the event that the Reorganisation is not completed. In addition, the valuation of the Infrastructure Assets performed by the independent valuer has taken into consideration potential risk factors which allowed for uncertainty risk inherent in the relevant Infrastructure Assets such as the guaranteed investment return extended to foreign investors.

Commerzbank AG Hong Kong Branch ("Commerzbank"), being the independent financial adviser to the PPC Independent Board Committee, confirms that it is aware of the potential withdrawal of the guaranteed investment return extended to foreign investors and thus it has taken into account the actual operating results of the Infrastructure Assets rather than such guaranteed investment return in the analyses contained in its letter of advice in the PPC Circular. Commerzbank is therefore of the view that the analyses contained in its letter of advice in the PPC Circular need not be revised or amended in light of the Directive.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Acquisitions"	the Infrastructure Assets Acquisition and the Services Assets Acquisition
"Adjusted EBITDA"	EBITDA before the following items: net gain/loss on disposal of fixed assets, subsidiaries and jointly controlled entities, impairment losses of fixed assets, provision for bad and doubtful debts, bad debts written off, unrealised loss on other investments and impairment losses of non-trading securities
"Cash Earnings"	profit attributable to shareholders before depreciation and amortisation, gain/loss on disposal of fixed assets, subsidiaries and jointly controlled entities, impairment losses of fixed assets and other non-cash items (including provision for bad and doubtful debts and bad debts written off, unrealised loss on other investments and impairment loss of non-trading securities)
"Change of Name"	the change of the English name of PPC from "Pacific Ports Company Limited" to "NWS Holdings Limited" and the change of the Chinese name of PPC, for identification purposes only, from "太平洋港口有限公司" to "新創建集團有限公司", further details of which are set out in the Joint Announcement
"Consolidated Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of PPC to be created by the Share Consolidation
"EBITDA"	earnings before interest (and other finance costs), tax, depreciation and amortisation
"Effective Date"	the date (currently expected to be 4 February, 2003) on which the Share Consolidation will take effect
"Enlarged PPC Group"	PPC and its subsidiaries immediately following Completion
"Existing PPC Shares"	the ordinary shares of HK$0.10 each in the share capital of PPC, prior to the Share Consolidation
"Latest Practicable Date"	11 November, 2002, being the latest practicable date for ascertaining certain information contained in the NWD Circular, the NWI Circular and the PPC Circular
"NWD Independent Board Committee"	the independent board committee constituted by two independent non-executive directors of NWD for the purpose of considering and advising the Independent NWD Shareholders in connection with the Reorganisation
"PPC Independent Board Committee"	the independent committee of the PPC Board constituted by two independent non-executive directors of PPC for the purpose of considering and advising the Independent PPC Shareholders in connection with the Infrastructure Assets Acquisition and the Services Assets Acquisition
"SGM"	the special general meeting of PPC to be held on 12 December, 2002 to consider and, if appropriate, approve, among other things, the Infrastructure Assets Acquisition, the Services Assets Acquisition, the Share Consolidation and the Change of Name
"Share Consolidation"	the proposed consolidation of every 10 Existing PPC Shares into one Consolidated Share

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 15 November, 2002

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

MAJOR AND CONNECTED TRANSACTIONS

DESPATCH OF CIRCULARS IN RELATION TO DISCLOSEABLE, MAJOR AND CONNECTED TRANSACTIONS
ADDITIONAL FINANCIAL INFORMATION DISCLOSED IN THE CIRCULARS
PROPOSED CONSOLIDATION OF THE SHARES OF PACIFIC PORTS COMPANY LIMITED
BANK FINANCIAL COMMITMENT OF PACIFIC PORTS COMPANY LIMITED
CLARIFICATION RELATING TO A PRESS ARTICLE

The NWD Directors, the NWI Directors and the PPC Board are pleased to announce that the shareholders' circular of NWD (the "**NWD Circular**"), the shareholders' circular of NWI (the "**NWI Circular**") and the shareholders' circular of PPC (the "**PPC Circular**") will be despatched to the NWD Shareholders, the NWI Shareholders and the PPC Shareholders respectively on 18 November, 2002.

The NWI Directors set out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of the NWI Group immediately following Reorganisation; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the NWI Group immediately following Reorganisation; and (iii) a summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002 contained in the NWI Circular which is or may be price sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public.

The PPC Board sets out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the Enlarged PPC Group; (iii) the unaudited pro forma combined profit and loss account of the Enlarged PPC Group for the year ended 30 June, 2002; and (iv) the unaudited pro forma combined cash flow statement of the Enlarged PPC Group for the year ended 30 June, 2002 contained in the PPC Circular which is or may be price sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public. In addition, please refer to the summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002 which is set out in the section headed "Additional financial information disclosed in the NWI Circular" of this announcement as such information is also contained in the PPC Circular.

The PPC Board sets out below details of the proposal to consolidate the Existing PPC Shares and to change the board lot size following Completion. Furthermore, the PPC Board sets out below details of the bank financial commitment of PPC.

The NWD Directors, the NWI Directors and the PPC Board also wish to respond to a press article which appeared in the Hong Kong Economic Times on 14 November, 2002.

Reference is made to the announcement made jointly by NWD, NWI and PPC dated 21 October, 2002 (the "**Joint Announcement**") in relation to, inter alia, the acquisition of the Infrastructure Assets by PPC from NWI, the acquisition of the Services Assets by PPC from the NWS Shareholders and the distribution of the PPC Distribution Shares by NWI. Reference is also made to the announcement made jointly by NWD, NWI and PPC dated 11 November, 2002 regarding delay in the despatch of their respective shareholders' circulars. Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement.

DESPATCH OF THE NWD CIRCULAR

The NWD Directors are pleased to announce that the NWD Circular will be despatched to the NWD Shareholders on 18 November, 2002. The NWD Circular contains, inter alia, the advice of the NWD Independent Board Committee, the letter of advice from the independent financial adviser to the NWD Independent Board Committee and a notice convening the extraordinary general meeting of the NWD Shareholders. NWD Shareholders are advised to read the information contained in the NWD Circular carefully.

6. The audited consolidated net tangible asset value per NWI Share as at 30 June, 2002 is calculated based on 952,180,007 NWI Shares in issue as at the Latest Practicable Date.

7. The pro forma unaudited adjusted consolidated net tangible asset value per NWI Share immediately following the Reorganisation is calculated based on 952,180,007 NWI Shares in issue as at the Latest Practicable Date.

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED ASSETS AND LIABILITIES OF THE NWI GROUP IMMEDIATELY FOLLOWING REORGANISATION

The following is a statement of the unaudited pro forma adjusted assets and liabilities of the NWI Group immediately following the Reorganisation. It is based on the audited consolidated net assets of NWI as at 30 June, 2002 as set out in Part I of Appendix I of the NWI Circular, adjusted to reflect the effect of the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC, the conversion of all the Preference Shares and the Distribution.

DESPATCH OF THE NWI CIRCULAR

The NWI Directors are pleased to announce that the NWI Circular will be despatched to the NWI Shareholders on 18 November, 2002. The NWI Circular contains, inter alia, the advice of the NWI Independent Board Committee, the letter of advice from the independent financial adviser to the NWI Independent Board Committee and a notice convening the extraordinary general meeting of the NWI Shareholders. NWI Shareholders are advised to read the information contained in the NWI Circular carefully.

DESPATCH OF THE PPC CIRCULAR

The PPC Board is pleased to announce that the PPC Circular will be despatched to the PPC Shareholders on 18 November, 2002. The PPC Circular contains, inter alia, the advice of the PPC Independent Board Committee, the letter of advice from the independent financial adviser to the PPC Independent Board Committee, details of the Share Consolidation, the change in board lot size, arrangements for trading of odd lots and exchange of share certificates and the timetable for implementation thereof together with a notice convening the SGM. PPC Shareholders are advised to read the information contained in the PPC Circular carefully.

ADDITIONAL FINANCIAL INFORMATION DISCLOSED IN THE NWI CIRCULAR

The NWI Directors set out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of the NWI Group immediately following Reorganisation; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the NWI Group immediately following Reorganisation; and (iii) a summary of the financial indicators of the PPC Group and the Enlarged PPC Group post-Reorganisation for the year ended 30 June, 2002 contained in the NWI Circular which is or may be price sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public.

PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE NWI GROUP IMMEDIATELY FOLLOWING REORGANISATION

The following is a statement of the pro forma unaudited adjusted consolidated net tangible assets of the NWI Group immediately following Reorganisation. It is based on the audited net tangible assets of the NWI Group as at 30 June, 2002, adjusted to reflect the effect of the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC, the conversion of all the Preference Shares and the Distribution.

		HK$'000
Audited consolidated net assets of the NWI Group as at 30 June, 2002		11,962,644
Less:	Deferred expenditure and goodwill *(Note 1)*	(85,890)
Audited consolidated net tangible assets of the NWI Group as at 30 June, 2002		11,876,754
Add:	Cash Consideration to be received from PPC and the release of obligations under the BOC Loan *(Note 2)*	9,431,411
Less:	Carrying value of the Infrastructure Assets to be disposed of to PPC *(Note 3)*	(9,070,338)
	Estimated expenses relating to the Reorganisation	(35,000)
	Change in the net tangible asset value of the Enlarged PPC Group to be held by the NWI Group immediately following the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares *(Note 4)*	(1,163,377)
	Distribution of net tangible asset value of the Enlarged PPC Group to shareholders *(Note 5)*	(2,389,724)
Pro forma unaudited adjusted consolidated net tangible assets of the NWI Group immediately following the Reorganisation		8,649,726
Audited consolidated net tangible asset value per NWI Share as at 30 June, 2002 *(Note 6)*		HK$12.47
Pro forma unaudited adjusted consolidated net tangible asset value per NWI Share immediately following the Reorganisation *(Note 7)*		HK$9.08

Notes:

1. This includes deferred expenditure of HK$50,997,000 (as shown under non-current assets) and goodwill on acquisitions of associated companies of HK$34,893,000 (as included under associated companies).

2. This represents the aggregate amount of Cash Consideration of HK$8,545,000,000 to be paid by PPC and undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000 by PPC for the disposal of Infrastructure Assets to PPC.

3. The carrying value of the Infrastructure Assets includes the book value of the Infrastructure Assets of HK$9,024,162,000 and the borrowing costs capitalised by the NWI Group of HK$46,176,000 relating to the financing of the qualifying investments in Tangjin Highway Companies.

4. This represents the change in share of net tangible assets of the PPC Group held by the NWI Group as at 30 June, 2002 of HK$3,553,101,000 and share of net tangible assets of the Enlarged PPC Group immediately before the Distribution of HK$2,389,724,000.

5. This represents distribution in specie of net tangible asset value of the Enlarged PPC Group held by the NWI Group immediately before Distribution to the NWI Shareholders.

	The NWI Group	Adjustments	Note	Disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares: Adjustments	Note	Adjustments	Note	Adjustments	Note	The NWI Group before Distribution	The Distribution: Adjustments	Note	Adjustments	Note	The NWI Group after Distribution
	HK$'000	HK$'000		HK$'000		HK$'000		HK$'000		HK$'000	HK$'000		HK$'000		HK$'000
Non-current assets															
Deferred expenditure	50,997									50,997					50,997
Associated companies	2,763,858					(730,677)	3			2,033,181					2,033,181
Investment in PPC	-					3,587,994	3	864,513	3	4,452,507	493,564	5	(4,946,071)	5	-
Jointly controlled entities	10,837,603			(6,607,719)	2	(2,357,125)	3			1,872,759					1,872,759
Fixed assets	7,493,158			(5,657,627)	2	(272,189)	3			1,563,342					1,563,342
Amount due from PPC	-	790,151	1							790,151					790,151
Other non-current assets	2,048,363					(3,027)	3			2,045,336					2,045,336
Total non-current assets	23,193,979									12,808,273					8,355,766
Current assets															
Amount due from PPC	-	96,260	1							96,260					96,260
Pledged deposits	838,666									838,666					838,666
Bank balances and cash	956,408	8,545,000	1	(352,182)	2	(349,331)	3			8,799,895					8,799,895
Other current assets	2,634,818			(296,726)	2	(6,091)	3			2,332,001					2,332,001
Total assets	27,623,873									24,875,095					20,422,588
Current liabilities															
Creditors and accruals	(1,257,892)			681,100	2	19,627	3	(35,000)	4	(592,165)					(592,165)
Current portion of long term liabilities	(2,236,935)			2,336	2					(2,234,599)					(2,234,599)
Other current liabilities	(1,103,713)			87,269	2	71	3			(1,016,373)					(1,016,373)
Total current liabilities	(4,598,540)									(3,843,137)					(3,843,137)
Non-current liabilities	(9,134,642)			1,397,339	2	12,489	3			(7,724,814)					(7,724,814)
Total liabilities	(13,733,182)									(11,567,951)					(11,567,951)
Minority interests	(1,928,045)			1,675,872	2	98,259	3			(153,914)					(153,914)
Net assets	11,962,644									13,153,230					8,700,723

Notes:

1. This represents the total consideration for the disposal of the Infrastructure Assets to PPC which includes:

   (i) Cash Consideration of HK$8,545,000,000; and

   (ii) amount due from PPC of HK$886,411,000 for the onward repayment of the principal and interest outstanding from NWCI under the BOC Loan to be undertaken by PPC. Of this amount, HK$96,260,000 is receivable within one year and is included in current assets and HK$790,151,000 receivable after one year is included in non-current assets.

2. These represent the carrying values of assets and liabilities of the Infrastructure Assets to be disposed of to PPC.

3. Immediately after the disposal of the Infrastructure Assets to PPC, the Services Assets Acquisition by PPC and the conversion of all the Preference Shares but before the Distribution, the NWI Group will hold 5,591,617,549 PPC Shares (equivalent to approximately 31.40% of the issued ordinary share capital of PPC), being the aggregate number of the 1,544,976,000 PPC Shares held by the NWI Group as at the Latest Practicable Date, 852,987,243 PPC Shares to be received as consideration for the disposal of the Infrastructure Assets to PPC and 3,193,654,306 PPC Shares to be received upon the conversion of all the Preference Shares.

   As a result of the dilution of interest from 75% to approximately 31.40% in the ordinary issued share capital of PPC immediately before the Distribution, PPC ceases to be accounted for as a subsidiary of NWI and the carrying values of assets and liabilities of the PPC Group of HK$3,587,994,000 (net) previously included in the consolidated accounts of NWI as at 30 June, 2002 are deducted from the assets and liabilities of the NWI Group. The net assets of the PPC Group held by the NWI Group of HK$4,452,507,000, being 31.40% of net assets of the PPC Group immediately before the Distribution, is accounted for as an investment in PPC.

4. This represents the estimated expenses to be incurred relating to the Reorganisation.

5. This represents distribution in specie of all the PPC Shares held by the NWI Group immediately before the Distribution. The amount of dividend of HK$4,946,071,000 represents the carrying value of net assets of the PPC Group of HK$4,452,507,000 and goodwill on acquisition previously taken to reserves of HK$493,564,000.

The following is a summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002. The pro forma figures set out below in respect of the Enlarged PPC Group are derived from the audited financial statements of the PPC Group and the NWS Group and the audited pro forma financial statements of the Infrastructure Assets set out in appendices I and II of the PPC Circular and the unaudited pro forma financial information of the Enlarged PPC Group set out in appendix III of the PPC Circular. The unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group for the year ended 30 June, 2002 after certain significant adjustments for the Reorganisation as detailed in note (2) of the table below is approximately HK$854 million. This amount is stated after charging certain significant non-recurring items which include impairment losses of fixed assets of approximately HK$145 million and net loss on disposal of subsidiaries and jointly controlled entities of approximately HK$72 million. Had these significant non-recurring items been excluded, the unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group after the Reorganisation adjustments would have been approximately HK$1,071 million.

	PPC Group *HK$'000*	Enlarged PPC Group *HK$'000*	Multiple *(Times)*
Turnover	125,057	12,408,532	99.2x
Profit attributable to shareholders before adjustments	143,945	1,636,727[1]	11.4x
Profit attributable to shareholders after adjustments	n/a	853,918[2]	n/a
Cash Earnings	378,176	2,135,926	5.6x
Adjusted EBITDA	450,560	3,052,990	6.8x
Total assets	3,817,121	37,195,742	9.7x
Cash Earnings per PPC Share (HK$/share)	HK$0.072[3]	HK$0.120[4]	1.7x
Net (Cash)/Debt[5]	(349,331)	9,122,081	n/a
Net Debt to Total Capitalisation[6]	n/a	34.1%	n/a
Adjusted EBITDA/Adjusted Interest Expense	n/a	6.2x[7]	n/a
Total Debt[8]/Adjusted EBITDA	n/a	3.7x	n/a

Notes:

(1) The unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the profit attributable to shareholders of the NWS Group, the Sale Group Companies, the Tangjin Highway Companies and the PPC Group for the year ended 30 June, 2002.

(2) This represents the unaudited pro forma combined profit attributable to shareholders of the Enlarged PPC Group after certain significant adjustments for the Reorganisation, including (i) annual amortisation charge of goodwill from the acquisition of NWS of approximately HK$327 million; (ii) annual interest expense and other incidental borrowing costs of approximately HK$294 million on the estimated HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group; (iii) increase in annual depreciation charge and decrease in share of results of jointly controlled entities of approximately HK$5 million and HK$81 million, respectively, as a result of the adjustments to the carrying values of the Infrastructure Assets; and (iv) annual corporate expenses of approximately HK$76 million to be incurred by the Enlarged PPC Group for the management of the Infrastructure Assets. Details of the above adjustments are set out in part 3 of appendix III of the PPC Circular.

(3) Cash Earnings per PPC Share of the PPC Group (as enlarged by the conversion of all the Preference Shares) for the year ended 30 June, 2002 is calculated based on 5,253,622,306 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

(4) The pro forma Cash Earnings per PPC Share of the Enlarged PPC Group immediately following Completion is calculated based on 17,807,590,018 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus the 12,553,967,712 PPC Shares to be issued for the disposal of the Infrastructure Assets Disposal and the Services Assets Acquisition and 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

(5) Net Debt equals Total Debt less bank balances and cash. Net Cash equals bank balances and cash less Total Debt.

(6) Total Capitalisation equals Total Debt plus net assets.

(7) The pro forma Adjusted Interest Expense of the Enlarged PPC Group equals combined finance costs of the Enlarged PPC Group as stated in Part 3 of appendix III of the PPC Circular plus interest expense and other incidental borrowing costs of approximately HK$294 million on the estimated HK$7,600 million new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group, as stated in part 3 note 1(ii) of appendix III of the PPC Circular.

(8) Total Debt equals bank loans and overdrafts plus long term liabilities (both current and non-current portions) plus amount due to NWI (both current and non-current portions) less loans from minority shareholders of subsidiaries.

ADDITIONAL FINANCIAL INFORMATION DISCLOSED IN THE PPC CIRCULAR

The PPC Board sets out below certain information including: (i) the pro forma statement of unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group; (ii) the unaudited pro forma statement of adjusted assets and liabilities of the Enlarged PPC Group; (iii) the unaudited pro forma combined profit and loss account of the Enlarged PPC Group for the year ended 30 June, 2002; and (iv) the unaudited pro forma combined cash flow statement of the Enlarged PPC Group for the year ended 30 June, 2002 contained in the PPC Circular which is or may be price sensitive information and which has not been disclosed to the public before. Such information is therefore included in this announcement for the information of the public. In addition, please refer to the summary of the financial indicators of the PPC Group and the Enlarged PPC Group for the year ended 30 June, 2002 which is set out in the section headed "Additional Financial information disclosed in the NWI Circular" of this announcement as such information is also contained in the PPC Circular.

pro forma combined net assets of the Sale Group Companies and Tangjin Highway Companies as at 30 June, 2002 (as set out in Part I of Appendix I to the PPC Circular), adjusted to reflect the effect of the Infrastructure Assets Acquisition and the Services Assets Acquisition.

	The PPC Group *HK$'000*	The NWS Group *HK$'000*	Infra-structure Assets *HK$'000*	Infrastructure Assets Acquisition Adjustments *HK$'000*	*Note*	Infrastructure Assets Acquisition Adjustments *HK$'000*	*Note*	Services Assets Acquisition Adjustments *HK$'000*	*Note*	Other adjustments Adjustments *HK$'000*	*Note*	The Enlarged PPC Group *HK$'000*
Non-current assets												
Goodwill	659	-	-					6,534,480	*3*			6,535,139
Fixed assets	272,189	4,188,664	5,657,627			(32,724)	*2(iv)*					10,085,756
Jointly controlled entities	2,078,102	279,454	6,561,543			1,235,562	*2(iv)*					10,154,661
Associated companies	992,612	1,114,049	-									2,106,661
Related companies	-	228,061	-									228,061
Amount due from the NWI Group	-	-	351,546			(351,546)	*2(ii)*					-
Total non-current assets	3,343,562	5,810,228	12,570,716									29,110,278
Bank balances and cash	349,331	2,639,254	352,182	7,600,000	*1*	(8,545,000)	*2(i)*	(89,615)	*3*	(55,018)	*4*	2,251,134
Other current assets	124,228	5,413,376	296,726									5,834,330
Total assets	3,817,121	13,862,858	13,219,624									37,195,742
Current liabilities												
Amount due to NWI	-	-	-			(96,260)	*2(iii)*					(96,260)
Dividend payable	(55,018)	-	-							55,018	*4*	-
Bank loans and overdrafts	-	(823,567)	-	(7,000,000)	*1*							(7,823,567)
Current portion of long-term liabilities	-	(349,972)	(2,336)									(352,308)
Other current liabilities	(19,696)	(6,580,906)	(768,369)							(23,000)	*5*	(7,391,971)
Total current liabilities	(74,714)	(7,754,445)	(770,705)									(15,664,106)
Non-current liabilities												
Long-term liabilities	-	(1,577,751)	(1,153,479)	(600,000)	*1*							(3,331,230)
Amount due to NWI	-	-	-			(790,151)	*2(iii)*					(790,151)
Amounts due to the NWI Group	-	-	(7,253,623)			7,253,623	*2(ii)*					-
Other non-current liabilities	-	(49,787)	(243,860)									(293,647)
Total liabilities	(74,714)	(9,381,983)	(9,421,667)									(20,079,134)
Minority interests	(25,005)	(12,355)	(1,675,872)									(1,713,232)
Net assets	3,717,402	4,468,520	2,122,085									15,403,376

Notes:

Adjustments in respect of the Infrastructure Assets Acquisition:

1. This represents HK$7,000,000,000 one-year short-term bank loans and HK$600,000,000 long-term bank loans to be drawn down by the Enlarged PPC Group to finance part of the Cash Consideration.

2. These adjustments include the following:

   (i) the payment of Cash Consideration of HK$8,545,000,000 to NWI;

   (ii) the elimination of the net amounts due to the NWI Group of HK$6,902,077,000 as at 30 June, 2002 to be assigned from the NWI Group;

   (iii) the recognition of obligations under the undertaking given by the Enlarged PPC Group for the repayment of the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000, of which HK$96,260,000 due within one year is included in current liabilities and HK$790,151,000 due after one year is included in non-current liabilities; and

   (iv) the adjustments to the carrying values of the Infrastructure Assets to their respective fair values with reference to the valuation on the Infrastructure Assets as at 30 June, 2002 prepared by Sallmanns.

Adjustments in respect of the Services Assets Acquisition:

3. These represent goodwill on acquisition and the payment of cash dividend by NWS, details of which are set out in note 3 of the section headed "Pro Forma Statement of Unaudited Adjusted Consolidated Net Tangible Assets of the Enlarged PPC Group" above.

Other adjustments:

4. This represents the payment of Preference Shares dividend of HK$55,018,000.

5. This represents estimated expenses relating to the Acquisitions.

PRO FORMA STATEMENT OF UNAUDITED ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE ENLARGED PPC GROUP

The following is a statement of the pro forma unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group immediately following Completion. It is based on the audited consolidated net tangible assets of the PPC Group as at 30 June, 2002, adjusted to reflect the effect of the Infrastructure Assets Acquisition and the Services Assets Acquisition.

		HK$'000
	Audited consolidated net assets of the PPC Group as at 30 June, 2002	3,717,402
Less:	Goodwill *(Note 1)*	(35,551)
	Audited consolidated net tangible assets of the PPC Group as at 30 June, 2002	3,681,851
Add:	Value of the Infrastructure Assets and NWS to be acquired pursuant to the Acquisitions *(Note 2)*	21,140,385
Less:	Goodwill on acquisitions *(Note 3)*	(6,534,480)
	Payment for Cash Consideration and undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan *(Note 2(i))*	(9,431,411)
	Goodwill/negative goodwill of NWS (Note 4)	56,043
	Estimated expenses relating to the Acquisitions	(23,000)
	Pro forma unaudited adjusted consolidated net tangible assets of the Enlarged PPC Group immediately following Completion	8,889,388
	Audited consolidated net tangible asset value per PPC Share as at 30 June, 2002 *(Note 5)*	HK$1.79
	Audited consolidated net tangible asset value per PPC Share (as enlarged by the conversion of all the Preference Shares) as at 30 June, 2002 *(Note 6)*	HK$0.70
	Pro forma unaudited adjusted consolidated net tangible asset value per PPC Share immediately following Completion *(Note 7)*	HK$0.50

Notes:

1. This includes goodwill on acquisitions of subsidiaries of HK$659,000 (as shown under non-current assets) and goodwill on acquisitions of associated companies of HK$34,892,000 (as included under associated companies).

2. The value of the Infrastructure Assets and NWS to be acquired pursuant to the Acquisitions represents the aggregate cost of Acquisitions which includes the following:

   (i) Consideration of HK$10,227,000,000 comprising Cash Consideration of HK$8,545,000,000, undertaking to repay the principal and interest outstanding from NWCI under the BOC Loan of HK$886,411,000 and approximately 853 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share for the Infrastructure Assets Acquisition; and

   (ii) Consideration of HK$10,913,385,000 for the Services Assets Acquisition which is to be satisfied by approximately 11,701 million new PPC Shares to be issued at approximately HK$0.9327 per PPC Share.

   For the purposes of the preparation of these Pro Forma Statements, the Issue Price of approximately HK$0.9327 per PPC Share has been used to determine the fair value of the PPC Shares to be issued as part of the cost of Acquisitions. Upon Completion, the Acquisitions would be accounted for in accordance with Statement of Standard Accounting Practice 30 "Business combinations" issued by the Hong Kong Society of Accountants.

3. The goodwill represents the excess of the cost of acquisition of 100% equity interest of NWS of HK$10,913,385,000 over the unaudited adjusted consolidated net asset value of NWS of HK$4,378,905,000. The unaudited adjusted consolidated net asset value of NWS is calculated based on the audited consolidated net asset value of NWS as at 30 June, 2002 of HK$4,468,520,000 as adjusted for the payment of cash dividend by NWS of HK$89,615,000 before Completion.

4. This represents goodwill/negative goodwill on acquisitions of associated companies as included under associated companies of the audited consolidated financial statements of NWS as at 30 June, 2002.

5. The audited consolidated net tangible asset value per PPC Share as at 30 June, 2002 is calculated based on 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date.

6. The audited consolidated net tangible asset value per PPC Share (as enlarged by the conversion of all the Preference Shares) as at 30 June, 2002 is calculated based on 5,253,622,306 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

7. The pro forma unaudited adjusted consolidated net tangible asset value per PPC Share immediately following Completion is calculated based on 17,807,590,018 PPC Shares, being 2,059,968,000 PPC Shares in issue as at the Latest Practicable Date, plus the 12,553,967,712 PPC Shares to be issued for the Acquisitions and 3,193,654,306 PPC Shares to be issued upon conversion of all the Preference Shares into fully-paid PPC Shares.

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED ASSETS AND LIABILITIES OF THE ENLARGED PPC GROUP

The following is a statement of the unaudited pro forma adjusted assets and liabilities of the Enlarged PPC Group immediately following Completion. It is based on the audited consolidated net assets of PPC as at 30 June, 2002 (as set out in Part 1 of Appendix II to the PPC Circular), audited consolidated net assets of NWS as at 30 June, 2002 (as set out in Part 2 of Appendix I to the PPC Circular) and audited

UNAUDITED PRO FORMA COMBINED PROFIT AND LOSS ACCOUNT OF THE ENLARGED PPC GROUP FOR THE YEAR ENDED 30 JUNE, 2002

The unaudited pro forma combined profit and loss account of the Enlarged PPC Group for the year ended 30 June, 2002 as set out below is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the audited consolidated profit and loss accounts of PPC and NWS and audited pro forma combined profit and loss account of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June, 2002.

	The PPC Group *HK$'000*	The NWS Group *HK$'000*	Infrastructure Assets *HK$'000*	The Enlarged PPC Group *HK$'000*
Turnover	125,057	11,666,265	617,210	12,408,532
Operating (loss)/profit	(209,727)	1,059,260	255,806	1,105,339
Finance costs	(2,930)	(82,288)	(114,208)	(199,426)
Share of results of				
Jointly controlled entities	165,349	93,440	579,550	838,339
Associated companies	260,707	55,558	–	316,265
Profit before taxation	213,399	1,125,970	721,148	2,060,517
Taxation	(67,162)	(193,142)	(72,118)	(332,422)
Profit after taxation	146,237	932,828	649,030	1,728,095
Minority interests	(2,292)	(84,091)	(4,985)	(91,368)
Profit attributable to shareholders	143,945	848,737	644,045	1,636,727

Notes:

1. The unaudited pro forma combined profit and loss account of the Enlarged PPC Group is provided for information only and does not take into account the financial effect of the following expenses/charges to be incurred/recognised in the profit and loss account of the Enlarged PPC Group after the Reorganisation:

   (i) annual amortisation charge of goodwill on the Services Assets Acquisition of approximately HK$326,724,000 which is calculated based on the *goodwill on the Services Assets Acquisition of HK$6,534,480,000 and to be amortised over its estimated useful life of 20 years;*

   (ii) annual interest expense and other incidental borrowing costs of approximately HK$293,848,000 on the HK$7,600,000,000 new bank loans and the BOC Loan to be undertaken by the Enlarged PPC Group;

   (iii) increase in annual depreciation charge and decrease in share of results of jointly controlled entities of approximately HK$5,102,000 and HK$81,135,000 respectively as a result of the adjustments to the carrying values of the Infrastructure Assets as detailed in note 2(iv) of the section headed "Unaudited Pro Forma Statement of Adjusted Assets and Liabilities of the Enlarged PPC Group" above; and

   (iv) annual corporate expenses of approximately HK$76,000,000 to be incurred by the Enlarged PPC Group for the management of the Infrastructure Assets.

2. Below is a summary of selected unaudited segment information of the Enlarged PPC Group for the year ended 30 June, 2002 which is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the financial information as extracted from the audited consolidated financial statements of PPC and NWS and audited pro forma combined financial information of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June, 2002.

	Facilities services *HK$'000*	Contracting and engineering services *HK$'000*	Transportation services *HK$'000*	Energy and water treatment *HK$'000*	Toll roads and bridges *HK$'000*	Port related business *HK$'000*	Others *HK$'000*	Elimination *HK$'000*	The Enlarged PPC Group *HK$'000*
External sales	1,838,189	8,134,148	1,650,131	42,171	575,039	125,057	43,797	–	12,408,532
Inter-segmental sales	190,407	944,421	–	–	–	–	13,671	(1,148,499)	–
Total turnover	2,028,596	9,078,569	1,650,131	42,171	575,039	125,057	57,468	(1,148,499)	12,408,532
Segment results	340,158	411,914	214,117	26,306	229,500	6,325	68,397	–	1,296,717
Share of results of									
Jointly controlled entities	21,189	73,749	–	400,645	178,905	165,349	(1,498)	–	838,339
Associated companies	(703)	35,894	4,681	–	–	260,707	15,686	–	316,265
Capital expenditure	119,624	143,637	383,711	–	6,195	24,153	42,629	–	719,949
Depreciation	34,254	104,236	210,135	–	212,617	38,935	5,791	–	605,968
Amortisation charge	–	–	1,377	16,323	1,534	16	(17,109)	–	2,141

UNAUDITED PRO FORMA COMBINED CASH FLOW STATEMENT OF THE ENLARGED PPC GROUP FOR THE YEAR ENDED 30 JUNE, 2002

The unaudited pro forma combined cash flow statement of the Enlarged PPC Group for the year ended 30 June, 2002 is prepared on an aggregate basis as if the Enlarged PPC Group had been treated as a single reporting unit. It is based on the audited consolidated cash flow statements of PPC and NWS and audited pro forma combined cash flow statement of the Sale Group Companies and Tangjin Highway Companies for the year ended 30 June, 2002.

	The PPC Group HK$'000	The NWS Group HK$'000	Infrastructure Assets HK$'000	The Enlarged PPC Group HK$'000
Net cash inflow from operating activities	22,750	1,328,197	391,386	1,742,333
Returns on investments and servicing of finance				
Interest received	5,117	77,802	194,077	276,996
Interest paid	(222)	(81,938)	(54,082)	(136,242)
Interest element of finance lease rental payments	–	(350)	–	(350)
Dividends received from jointly controlled entities	184,450	46,455	477,717	708,622
Dividends received from associated companies	155,498	27,198	–	182,696
Dividends paid	(175,077)	(433,333)	(550,000)	(1,158,410)
Dividends paid to minority interest	–	(88,920)	–	(88,920)
Net cash inflow/(outflow) from returns on investments and servicing of finance	169,766	(453,086)	67,712	(215,608)
Taxation				
Hong Kong profits tax paid	–	(83,861)	–	(83,861)
Overseas tax paid	(117)	(2,940)	(18,858)	(21,915)
Total taxation paid	(117)	(86,801)	(18,858)	(105,776)
Investing activities				
Deposits for and purchase of fixed assets	(24,153)	(689,601)	(4,191)	(717,945)
(Increase)/decrease in loans to associated companies and jointly controlled entities	(10,953)	34,135	–	23,182
Decrease in amounts due from jointly controlled entities	–	–	462,338	462,338
Increase in investments in jointly controlled entities and associated companies	–	(209,301)	–	(209,301)
Increase in short-term deposits maturing after three months	–	–	(150,000)	(150,000)
Uplift of short-term deposits maturing after three months	–	–	131,339	131,339
Deconsolidation of subsidiaries	(81,186)	–	–	(81,186)
Disposal of subsidiaries and partial disposal of jointly controlled entities	229,820	–	–	229,820
Purchase of subsidiaries	–	(13,851)	–	(13,851)
Acquisition of additional interests in subsidiary companies	–	(3,404)	–	(3,404)
Acquisition of an associated company	(128,745)	–	–	(128,745)
Sale of fixed assets	532	19,230	490	20,252
Net cash (outflow)/inflow from investing activities	(14,685)	(862,792)	439,976	(437,501)
Net cash inflow/(outflow) before financing	177,714	(74,482)	880,216	983,448
Financing				
Decrease in amounts due to the NWI Group	–	–	(981,193)	(981,193)
Capital elements of finance leases	–	(1,964)	–	(1,964)
Contributions from minority interests	–	66	–	66
New long-term bank and other loans	11,220	1,187,946	129,230	1,328,396
Repayment of long-term bank and other loans	(1,572)	(337,366)	–	(338,938)
Net cash inflow/(outflow) from financing	9,648	848,682	(851,963)	6,367
Increase in cash and cash equivalents	187,362	774,200	28,253	989,815
Cash and cash equivalents at beginning of year	161,969	1,041,487	173,929	1,377,385
Cash and cash equivalents at end of year	349,331	1,815,687	202,182	2,367,200

SHARE CONSOLIDATION

The PPC Board announced in the Joint Announcement that, inter alia, it was considering a proposal to consolidate the Existing PPC Shares after Completion.

After further consideration of the proposal, the PPC Board has proposed to consolidate every 10 Existing PPC Shares (both issued and unissued) into one Consolidated Share after Completion and after the satisfaction of all the other conditions to the Share Consolidation as set out below. On such basis, the approximately 17,807,590,000 Existing PPC Shares which will be in issue after Completion will be consolidated into approximately 1,780,759,000 Consolidated Shares (assuming that none of the options granted, or which may be granted, under PPC's share option schemes are exercised and that there is no further issue of shares in PPC before then). The Consolidated Shares will be credited as fully-paid, ranking pari passu in all respects to each other and have the rights and privileges and are subject to the restrictions contained in PPC's bye-laws. Upon the Share Consolidation becoming effective, the then authorised share capital of PPC will be HK$2,400,000,000 divided into 2,400,000,000 Consolidated Shares.

to and including 14 March, 2003 at the office of Standard Registrars Limited, the Hong Kong branch share registrars of PPC, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. Thereafter, share certificates for Existing PPC Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such other amount as may from time to time be prescribed by the Stock Exchange) for each share certificate for Existing PPC Shares cancelled or each new share certificate for Consolidated Shares issued, whichever number of certificates cancelled/issued is greater. Nevertheless, certificates for the Existing PPC Shares will continue to be good evidence of legal title and may be exchanged for certificates for the Consolidated Shares at any time.

To distinguish the new share certificates from the existing share certificates (light blue in colour) for the Existing PPC Shares, the new share certificates issued under the new name of PPC will be in a different colour. Unless otherwise instructed, new share certificates will be issued under the new name of PPC in the board lots of 1,000 Consolidated Shares.

It is expected that new share certificates for Consolidated Shares issued under the new name of PPC will be available for collection 10 business days after the date of submission of existing share certificates for Existing PPC Shares to Standard Registrars Limited for exchange. *If PPC Shareholders are able to lodge their certificates for Existing PPC Shares with Standard Registrars Limited during* normal business hours on 4 February, 2003, new certificates for Consolidated Shares in the new name of PPC are expected to be available for collection during normal business hours on 18 February, 2003.

EXPECTED TIMETABLE FOR SHARE CONSOLIDATION

	2002
Latest time for lodging forms of proxy for the SGM	10:30 a.m. on Tuesday, 10 December
SGM to be held at	10:30 a.m. on Thursday, 12 December
	2003
Date of Completion	Wednesday, 15 January
Effective date of the Change of Name	on or before Thursday, 30 January
Effective date of the Share Consolidation	Tuesday, 4 February
Dealings in Consolidated Shares commence	9:30 a.m. on Tuesday, 4 February
Existing counter for trading in board lots of 2,000 Existing PPC Shares closes	9:30 a.m. on Tuesday, 4 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. on Tuesday, 4 February
First day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Tuesday, 4 February
Existing counter for trading in board lots of 1,000 Consolidated Shares (in the form of new share certificates) re-opens	9:30 a.m. on Tuesday, 18 February
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) commences	9:30 a.m. on Tuesday, 18 February
Temporary counter for trading in board lots of 200 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. on Tuesday, 11 March
Parallel trading in Consolidated Shares (in the form of new share certificates and existing share certificates) ends	4:00 p.m. on Tuesday, 11 March
Last day of free exchange of existing share certificates for new share certificates for Consolidated Shares under the new name of PPC	Friday, 14 March

The above expected timetable is prepared on the assumptions that the relevant resolutions are passed at the SGM, Completion will take place on 15 January, 2003 and the Change of Name will become effective on or before 30 January, 2003. The above expected timetable is therefore indicative only and is subject to change. A further announcement will be made in the event of any such change.

BANK FINANCIAL COMMITMENT OF PPC

In order to finance part of the Cash Consideration, PPC entered into a commitment letter with a syndicate of banks on 6 November, 2002. The commitment letter provides for a HK$7 billion short-term facility for one year.

The formal loan documentation is expected to be entered into in December 2002 *after the Infrastructure Assets Acquisition and the* Services Assets Acquisition have been approved by the Independent PPC Shareholders at the SGM. All the funds available under this bridging facility will be used to finance part of the Cash Consideration. The balance of the Cash Consideration is expected to be met by PPC's internal resources and other bank borrowings of HK$600 million.

CLARIFICATION RELATING TO A PRESS ARTICLE

Reference is made to a press article which appeared in the Hong Kong Economic Times on 14 November, 2002 (the "Article"). The Article reported that a PRC State Council's directive of 10 September, 2002 (the "Directive") regarding the withdrawal of the policy of guaranteed investment return extended to foreign investors in respect of infrastructure projects would have an impact on the financial position of the NWI Group and the PPC Group.

It is the understanding of the NWI Directors that the Directive does not promulgate any new policy but only urges the local government authorities to resolve the issue of guaranteed investment return extended to foreign investors in respect of infrastructure projects promptly. The Directive was issued pursuant to the State Council's policy which has been in place since 1998. The Directive provides that the practice of extending guaranteed investment return to foreign investors in respect of infrastructure projects should be rectified by the end of December 2002. It is intended that NWI will proceed to rectify all such arrangements as soon as practicable.

Under the Share Consolidation, every 10 issued Existing PPC Shares registered in the name of each PPC Shareholder on the register of members of PPC upon the opening of business on the Effective Date will constitute one Consolidated Share. Any fractional entitlements to the Consolidated Shares to be issued will be aggregated and sold by an agent appointed by the PPC Board for that purpose and the net proceeds of each sale (after deduction of the expenses of such sale) will be paid to PPC for the benefit of PPC.

CONDITIONS OF THE SHARE CONSOLIDATION

The Share Consolidation is conditional upon:

(a) the passing by the PPC Shareholders at the SGM of an ordinary resolution approving the Share Consolidation;

(b) Completion and the Distribution having taken place;

(c) the Stock Exchange granting approval of the listing of, and permission to deal in, the Consolidated Shares; and

(d) (if the Change of Name is approved by the PPC Shareholders at the SGM) the Change of Name becoming effective.

Subject to the fulfilment of all the conditions set out above, the Share Consolidation will: (i) if the special resolution to approve the Change of Name as set out in the notice of the SGM (contained in the PPC Circular) is passed, take effect on such date (currently expected to be 4 February, 2003) as the PPC Board will determine and announce by way of issuing a further announcement, provided that such date will not be earlier than the date when the Change of Name becomes effective; or (ii) if the special resolution to approve the Change of Name as set out in the notice of the SGM (contained in the PPC Circular) is not passed, take effect on the ninth business day following the date on which the last of the above conditions (except the condition relating to the Change of Name) is fulfilled (or such other date as the PPC Board may determine and announce by way of a further announcement), as the case may be. Application will be made to the Listing Committee of the Stock Exchange for approving the listing of, and permission to deal in, the Consolidated Shares in issue upon the Share Consolidation becoming effective.

TRADING ARRANGEMENT FOR CONSOLIDATED SHARES

Subject to the Share Consolidation becoming unconditional and effective (assuming that the PPC Shareholders approve the Change of Name and the Change of Name becomes effective on or before 30 January, 2003), dealings in the Consolidated Shares are expected to commence on 4 February, 2003 and the arrangements proposed for dealings in Consolidated Shares will be as follows:

- From 9:30 a.m. on 4 February, 2003, the existing counter for trading Existing PPC Shares in board lots of 2,000 Shares will be removed temporarily and a temporary counter for trading in the Consolidated Shares represented by existing share certificates in board lots of 200 Consolidated Shares will be set up. Accordingly, 10 Existing PPC Shares will be deemed to represent one Consolidated Share. Existing share certificates may only be traded at this counter.
- With effect from 18 February, 2003, the existing counter will be re-opened for trading in board lots of 1,000 Consolidated Shares. Only new share certificates for Consolidated Shares can be traded at this counter.
- During the period from 18 February, 2003 to 11 March, 2003 (both dates inclusive), there will be parallel trading at the above two counters.
- The temporary counter for trading in board lots of 200 Consolidated Shares represented by existing share certificates will be removed after close of trading on 11 March, 2003. Thereafter, trading will be in board lots of 1,000 Consolidated Shares represented by new share certificates only and existing share certificates will cease to be acceptable for dealing purposes. However, such certificates will continue to be good evidence of legal title to the Consolidated Shares on the basis of 10 Existing PPC Shares for one Consolidated Share and may be exchanged for new certificates for Consolidated Shares as described below (fractional entitlements to the Consolidated Shares being ignored).

CHANGE OF BOARD LOT SIZE AND TRADING ARRANGEMENT FOR ODD LOTS

The Existing PPC Shares are at present traded in board lots of 2,000 Existing PPC Shares. The board lot size for trading on the Stock Exchange will be changed to 1,000 Consolidated Shares upon the Share Consolidation becoming effective.

In order to alleviate the difficulties arising from the existence of odd lots of Consolidated Shares, PPC has made arrangements, during the period commencing on 18 February, 2003 and ending on 11 March, 2003 (both dates inclusive), for a broker to stand in the market to match, on a "best efforts" basis, the sales and purchases of odd lots of Consolidated Shares at the relevant market price per Consolidated Share. BOCI Securities Limited has been appointed as such broker and has opened a securities trading account for this purpose. Holders of odd lots of Consolidated Shares who wish to use this facility either to dispose of or to top up their odd lots may contact Mr. Hang Kwong Lam or Mr. Law Pak Hong of BOCI Securities Limited at (852) 2867 6635 through their brokers during the period commencing on 18 February, 2003 and ending on 11 March, 2003. Such holders are reminded that in order to effect the transactions, they will have to lodge with such broker the relevant share certificate(s) and duly signed and completed transfer form(s) and, if any, documents of title. Holders of odd lots of Consolidated Shares should note that the matching of the sale and purchase of odd lots of Consolidated Shares is not guaranteed.

The Share Consolidation and the change of board lot size will not, on their own, result in any change in the relative rights of the PPC Shareholders.

NEW SHARE CERTIFICATES

Subject to the Share Consolidation becoming effective on 4 February, 2003, PPC Shareholders may exchange their existing share certificates for Existing PPC Shares for new share certificates for Consolidated Shares to be issued under the new name of PPC on the basis of 10 Existing PPC Shares for one Consolidated Share from 4 February, 2003 (assuming the resolution approving the Change of Name will be passed and the Change of Name will become effective on or before 30 January, 2003). This may be done, free of charge, up

The consolidated profit and loss account of the NWI Group for the year ended 30 June, 2002 included the attributable interests of the actual operating results of those Infrastructure Assets which carry guaranteed investment return rather than the results based on guaranteed investment return. As such, the Directive would not have any impact on the financial position of the NWI Group prior to completion of the Reorganisation or in the event that the Reorganisation is not completed. In addition, the valuation of the Infrastructure Assets performed by the independent valuer has taken into consideration potential risk factors which allowed for uncertainty risk inherent in the relevant Infrastructure Assets such as the guaranteed investment return extended to foreign investors.

Commerzbank AG Hong Kong Branch (**"Commerzbank"**), being the independent financial adviser to the PPC Independent Board Committee, confirms that it is aware of the potential withdrawal of the guaranteed investment return extended to foreign investors and thus it has taken into account the actual operating results of the Infrastructure Assets rather than such guaranteed investment return in the analyses contained in its letter of advice in the PPC Circular. Commerzbank is therefore of the view that the analyses contained in its letter of advice in the PPC Circular need not be revised or amended in light of the Directive.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Acquisitions"	the Infrastructure Assets Acquisition and the Services Assets Acquisition
"Adjusted EBITDA"	EBITDA before the following items: net gain/loss on disposal of fixed assets, subsidiaries and jointly controlled entities, impairment losses of fixed assets, provision for bad and doubtful debts, bad debts written off, unrealised loss on other investments and impairment losses of non-trading securities
"Cash Earnings"	profit attributable to shareholders before depreciation and amortisation, gain/loss on disposal of fixed assets, subsidiaries and jointly controlled entities, impairment losses of fixed assets and other non-cash items (including provision for bad and doubtful debts and bad debts written off, unrealised loss on other investments and impairment loss of non-trading securities)
"Change of Name"	the change of the English name of PPC from "Pacific Ports Company Limited" to "NWS Holdings Limited" and the change of the Chinese name of PPC, for identification purposes only, from "太平洋港口有限公司" to "新創建集團有限公司", further details of which are set out in the Joint Announcement
"Consolidated Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of PPC to be created by the Share Consolidation
"EBITDA"	earnings before interest (and other finance costs), tax, depreciation and amortisation
"Effective Date"	the date (currently expected to be 4 February, 2003) on which the Share Consolidation will take effect
"Enlarged PPC Group"	PPC and its subsidiaries immediately following Completion
"Existing PPC Shares"	the ordinary shares of HK$0.10 each in the share capital of PPC, prior to the Share Consolidation
"Latest Practicable Date"	11 November, 2002, being the latest practicable date for ascertaining certain information contained in the NWD Circular, the NWI Circular and the PPC Circular
"NWD Independent Board Committee"	the independent board committee constituted by two independent non-executive directors of NWD for the purpose of considering and advising the Independent NWD Shareholders in connection with the Reorganisation
"PPC Independent Board Committee"	the independent committee of the PPC Board constituted by two independent non-executive directors of PPC for the purpose of considering and advising the Independent PPC Shareholders in connection with the Infrastructure Assets Acquisition and the Services Assets Acquisition
"SGM"	the special general meeting of PPC to be held on 12 December, 2002 to consider and, if appropriate, approve, among other things, the Infrastructure Assets Acquisition, the Services Assets Acquisition, the Share Consolidation and the Change of Name
"Share Consolidation"	the proposed consolidation of every 10 Existing PPC Shares into one Consolidated Share

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 15 November, 2002

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